Exhibit 3.1

CERITICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

PURSUANT TO SECTIONS 14A:7-2(4)

OF THE BUSINESS CORPORATION LAW

OF

mPHASE TECHNOLOGIES, INC.

The Certificate of Incorporation, filed with the Treasurer of the State of New Jersey on December 20, 1979, as amended, is hereby amended by deleting paragraph 1 of Section 1 of Article IV thereof, in its entirety, and substituting the following, in lieu thereof:

Section 4:	The Corporation shall be authorized to issue 250,000,000 shares of Common Stock, $0.01 par value (“Common Stock”) and 1,000 shares of Series A Super Voting Preferred Stock, $0.01 par value (“Preferred Stock”).

THIS AMENDMENT TO THE CERTIFICATE OF INCORPORATION WAS APPROVED AND ADOPTED BY THE BOARD OF DIRECTORS OF THE COMPANY ON JUNE 10, 2020, PURSUANT TO SECTION 14A:7-2(4) OF THE NEW JERSEY BUSINESS CORPORATION LAW AND FILED THIS 12th DAY OF JUNE 2020 WITH THE STATE OF NEW JERSEY.

By:	Anshu Bhatnagar
President and Chief Executive Officer
mPhase Technologies, Inc.